SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.	Name: Separate Account VA QQ

B.	Address of Principal Business Office (Number and Street, City, State, Zip Code):

440 Mamaroneck Ave.

Harrison, NY 10528

C.	Telephone Number (including area code):

(319) 355-8330

D.	Name and address of agent for service of process:

Darin D. Smith, Esquire

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499-0001

E.	Copy to:

Frederick R. Bellamy, Esquire

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue N.W.

Washington, D.C. 20004-2404

F.	Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒                    No  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Harrison, and State of NY this 6th day of May, 2011.

(SEAL)	Separate Account VA QQ (Name of Registrant)

Transamerica Financial Life Insurance Company (Name of Depositor)

	By:	/s/ Peter G. Kunkel
Peter G. Kunkel
	Title:	President

ATTEST:

By:	/s/ Darin D. Smith Darin D. Smith
Vice President, Assistant Secretary, and General Counsel Transamerica Financial Life Insurance Company